UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Ascent Capital Group, Inc.
(Name of Issuer)

Series A Common Stock, $0.01 par value
(Title of Class of Securities)

043632108
(CUSIP Number)

AHMET H. OKUMUS
OKUMUS FUND MANAGEMENT LTD.
767 Third Avenue, 35th Floor
New York, NY 10017
(212) 201-2640

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043632108

1	NAME OF REPORTING PERSON Okumus Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,289,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,289,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 043632108

1	NAME OF REPORTING PERSON Okumus Opportunistic Value Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,289,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,289,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 043632108

1	NAME OF REPORTING PERSON Ahmet H. Okumus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,289,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,289,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 043632108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Series A Common Stock, $0.01 par value (the “Shares”), of Ascent Capital Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 5251 DTC Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)
Okumus Opportunistic Value Fund, Ltd., a company established under the laws of the British Virgin Islands (“Opportunistic Value Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Okumus Fund Management Ltd., a Cayman Islands exempted company (“Okumus Fund Management”), as the investment manager of Opportunistic Value Fund; and

(iii)	Ahmet H. Okumus, as the President of Okumus Fund Management and a director of Opportunistic Value Fund.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Opportunistic Value Fund and Okumus Fund Management.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of Opportunistic Value Fund is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG 1110. The principal business address of Okumus Fund Management and Mr. Okumus is 767 Third Avenue, 35th Floor, New York, NY 10017.

(c)           The principal business of Opportunistic Value Fund is investing in securities. The principal business of Okumus Fund Management is serving as an investment adviser and the investment manager of Opportunistic Value Fund. Mr. Okumus serves as the President and a director of Okumus Fund Management and a director of Opportunistic Value Fund.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 043632108

(f)           Mr. Okumus is a citizen of the Republic of Turkey. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Opportunistic Value Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,289,727 Shares beneficially owned by Opportunistic Value Fund is approximately $47,865,400, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,271,088 Shares outstanding as of October 23, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

A.	Opportunistic Value Fund

(a)	As of the close of business on December 1, 2015, Opportunistic Value Fund beneficially owned 1,289,727 Shares.

Percentage: Approximately 10.5%

CUSIP NO. 043632108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,289,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,289,727

(c)	Opportunistic Value Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Okumus Fund Management

(a)	Okumus Fund Management, as the investment manager of Opportunistic Value Fund, may be deemed the beneficial owner of the 1,289,727 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,289,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,289,727

(c)	Okumus Fund Management has not entered into any transactions in the Shares during the past sixty days.

C.	Mr. Okumus

(a)	Mr. Okumus, as the President of Okumus Fund Management and a director of Opportunistic Value Fund, may be deemed the beneficial owner of the 1,289,727 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,289,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,289,727

(c)	Mr. Okumus has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 043632108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 2, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Okumus Opportunistic Value Fund, Ltd., Okumus Fund Management Ltd. and Ahmet H. Okumus, dated December 2, 2015.

CUSIP NO. 043632108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2015

Okumus Opportunistic Value Fund, Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	Director

Okumus Fund Management Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	President

/s/ Ahmet H. Okumus
Ahmet H. Okumus

CUSIP NO. 043632108

SCHEDULE A

Directors and Officers of Okumus Opportunistic Value Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Ahmet Okumus Director*

David Cooper Director	Attorney	Cumberland House 9th Floor 1 Victoria Street P.O. Box HM 1561 Hamilton HM FX Bermuda	Bermuda

Directors and Officers of Okumus Fund Management Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Ahmet Okumus President and Director*

Melis Okumus Director	Company Director	767 3rd Avenue, 35th Floor New York, New York 10017	Turkey

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* Mr. Okumus is a Reporting Person and, as such, the information with respect to Mr. Okumus called for by the Schedule 13D is set forth therein.